September 8, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporate Finance

Attention: Ms. Cecilia Blye

 Chief – Office of Global Security Risk

RE:	EVERTEC, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 17, 2014

File No. 1-35872

Dear Ms. Blye:

We are in receipt of the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 28, 2014 (the “Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2013 and filed on March 17, 2014 (the “10-K”) of EVERTEC Inc. (the “Company” or “EVERTEC”).

Set forth below are the Company’s responses to the comments contained in the Letter. For your convenience, we have reproduced the Staff’s comments in italics, followed by the Company’s responses thereto (including page references to the 10-K). Terms used but not defined herein have the meanings ascribed to such terms in the 10-K.

With regard to our responses to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 18

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes, page 27

PO Box 364527 — San Juan, PR 00936-4527 — 787-759-9999 — 787-751-4343 — www.evertecinc.com

1. You state that you have processed a limited number of transactions potentially involving sanctioned countries, but you do not identify the countries. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. In your letters to us dated June 3, 2011 and July 11, 2011, you told us about contacts with Cuba and Syria. Please tell us about any contacts with Cuba and Syria since those letters, and any contacts with Sudan. Describe the nature and extent of your past, current, and anticipated contacts with those countries, whether through affiliates, subsidiaries, customers, or other direct or indirect arrangements. For instance, we note your disclosure on page 28 that Popular, Inc. has identified and voluntarily disclosed to OFAC transactions that were not timely identified and blocked by its policies and procedures for screening transactions that might violate economic sanctions regulations. Describe any services or products you have provided to Cuba, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Management’s Response:

As disclosed in the Company’s letters to the Staff dated June 3, 2011 and July 11, 2011 (collectively, the “Prior Letters”), as part of its business, the Company, by and through its subsidiaries, provides credit and debit card transaction processing services on an outsourced basis to card issuing banks located in Puerto Rico, Latin America and the Caribbean. To mitigate the risk that EVERTEC would inadvertently process transactions involving sanctioned countries, in November 2007, EVERTEC modified its card transaction processing software to screen the country code received in the authorization transmission against OFAC’s list of sanctioned countries. Currently, EVERTEC has filters in place to screen for and reject transactions originating from Cuba, Sudan, Syria1, Myanmar (formerly Burma), Libya, Iran and South Sudan.2 Before the end of September 2010, the Company augmented its procedures for identifying and rejecting credit card transactions originating in Cuba and preventing the potential transfer of information regarding debit card transaction originating in Cuba. As a consequence of these screening procedures, the Company has not identified any contacts by the Company or any of its subsidiaries with Cuba, Syria or Sudan since the last date of the Prior Letters (July 11, 2011),3 has not provided any products or services to those countries during that time, and has no current plans to engage in such contacts or provide such products or services.

[1]	EVERTEC began blocking or “rejecting” all transactions originating in Syria commencing on August 24, 2011.
[2]	On September 14, 2012 the numeric country code for Sudan was eliminated and two new numeric country codes were created: one for Sudan and the other for South Sudan. The Company promptly implemented the necessary procedures to ensure that transactions involving either Sudan or South Sudan would be blocked.
[3]	As disclosed in the Prior Letters, the Company also did not identify any transaction originating in Sudan between the date of introducing screening software in 2007 and the date of the Prior Letters (nor has it identified any such transaction since the date of the Prior Letters).

The Company also advises the Staff that since July 11, 2011, to the best of its knowledge and except as described below with respect to Popular, Inc. (“Popular”), the Company has not, through its affiliates, customers, or other direct or indirect arrangements, had, and does not anticipate having, any contacts with Cuba, Syria or Sudan.

In the Letter, the Staff references disclosure in the 10-K with respect to a voluntary OFAC disclosure by Popular. The incident is described in Popular’s Form 10-K for the fiscal year ended December 31, 2013 as follows:

“Additionally, in August 2013, we submitted a voluntary self-disclosure to OFAC regarding certain debit card transactions that originated from merchants in Cuba routed by Tarjetas y Transacciones en Red, TRANRED, C.A. (“Tranred”), which at the time was our subsidiary, on behalf of a Venezuelan bank customer. Because Tranred understood its Venezuelan customers issued debit cards for local Venezuelan transactions only, Tranred had not established screening for debit card transactions. Immediately upon discovery of the Cuba-originating transactions, Tranred implemented a new control filter in its debit card transaction routing system to prevent the routing of any transaction originating in Cuba. On July 31, 2013, Popular completed the sale of Tranred to a third party.”

The Company does not have knowledge of any other past, current or anticipated contacts of Popular with Cuba, Sudan or Syria since the Prior Letters.

The Company further advises the Staff that since July 11, 2011, EVERTEC and its subsidiaries do not have any agreements, commercial arrangements or other contacts, with the governments of Cuba, Syria or Sudan, nor, to the best of its knowledge, with any entities controlled by these governments.4 The Company further advises the Staff that, as a matter of corporate policy, any such contacts contrary to U.S. law are prohibited, and that the Company and its subsidiaries do not anticipate conducting any business with, or entering into any agreements, commercial arrangements or other contacts with, the governments of Cuba, Syria or Sudan, or with any entities controlled by these governments in the future.

2. Please discuss the materiality of your contacts with Cuba, Syria or Sudan described in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

[4]	As disclosed in the Prior Letters, the Company also did not have agreements, commercial arrangements or other contacts with the government of Sudan or entities controlled by that government through the last date of the Prior Letters.

Management’s Response:

As indicated in the response to the comment above, the Company has had no contacts with Cuba, Syria or Sudan during the last three fiscal years (and the subsequent interim period) and does not believe that the voluntary self-disclosures made in 2010 constitute a material investment risk for EVERTEC’s security holders.

In quantitative terms, the total number of Cuba-related transactions which were the subject of the Company’s voluntary self-disclosures to OFAC described above represents an infinitesimal percentage of the total number of transactions that the Company processes in any given year. For instance, and as described in the Prior Letters, in 2010, the Company and its subsidiaries processed over 750 million debit and credit card transactions, which include the 582 million processed through the ATH network. The total number of Cuba-related credit card transactions that the Company and its subsidiaries did not reject over the several years covered in the voluntary disclosures to OFAC is less than .004% and is thus in de minimis proportion to the total number of transactions processed during the years in which they occurred. Given the foregoing, the Company does not expect any liability that may arise from these voluntary self-disclosures to OFAC (or the underlying contacts) to represent a material risk to the Company or its reputation going forward or a material investment risk to EVERTEC’s security holders.

As indicated in the Prior Letters, the Company estimates that the total revenue it and its subsidiaries received from processing transactions in Syria for the three fiscal years ended December 31, 2010 and subsequent interim period ended June 30, 2011 was approximately $20, which represents 0.000002% of its consolidated revenues during that period. Accordingly, the Company does not view these contacts as material to its business on a quantitative basis and thus, does not believe these contacts represent a material risk to the Company or its reputation going forward or a material investment risk to EVERTEC’s security holders.

With regard to qualitative factors and the potential impact of the OFAC-related activities on the Company’s reputation and share value, EVERTEC believes that there should be no impact. The bases for this conclusion include (a) the fact that the contacts occurred over four years ago; (b) the revenue from those transactions accounted for an infinitesimal amount of EVERTEC’s consolidated revenues during that period (c) to the best of the Company’s knowledge, the Company nor any of its subsidiaries has had any dealings with or involving Cuba, Syria or Sudan during the last three fiscal years and the subsequent interim period; (d) the Company and its subsidiaries have implemented additional compliance safeguards to prevent occurrences such as those reported in the voluntary self-disclosures to OFAC going forward; and (e) since November 15, 2010, there have been no communications between OFAC and the Company or its subsidiaries regarding the OFAC-related transactions included in the aforementioned voluntary self-disclosures.

As disclosed in the 10-K and the Prior Letters, while the Company cannot predict the total cost or ultimate outcome of OFAC’s review of the above described transactions, to the extent that monetary penalties are assessed against the Company, it will benefit from the substantial mitigation OFAC affords to filers of a voluntary self-disclosure, as detailed in OFAC’s Economic Sanctions Enforcement Guidelines. In addition, the Company further notes that its former parent, Popular, has agreed to specific indemnification obligations with respect to these matters, as referenced on page 29 of the Company’s 2014 Definitive Proxy Statement under the caption “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Merger Agreement.”

Please do not hesitate to contact the undersigned at (787) 759-9999 (x4895) with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Juan José Román
Juan José Román
Chief Financial Officer

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